

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2024

Richard Bunch
Chief Executive Officer
TWFG, Inc.
1201 Lake Woodlands Drive, Suite 4020
The Woodlands, Texas 77380

> **Re: TWFG, Inc.**
>   **Draft Registration Statement submitted January 19, 2024**
>   **CIK No. 0002007596**

Dear Richard Bunch:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted January 19, 2024

Cover Page

1. We note the second and seventh measures on page iii include a statement explaining how or why the measure is used. However, the third, fourth, fifth and sixth measures simply state that the measures are appropriate because they "do not relate to underlying business performance." Please revise to further differentiate among these measures and explain how what is eliminated from each one does not relate to underlying business performance.

Prospectus Summary, page 1

2. Please revise to clarify the nature of your particular business and revenue streams as compared to other key participants, customers and end-customers in the broader insurance market. For example, we note the reference to Total Written Premium on page 1. Please make clear, if true, that you do not underwrite risk in exchange for premiums. Identify your principal customers responsible for material revenues. For example, explain and

quantify the extent to which individuals seeking insurance pay you commissions as part of their premiums paid to insurance carriers. It is unclear if insurance carriers and/or individual agents or small businesses of insurance agents or brokers pay fees or commissions to you that constitute a material portion of your revenues. Where you refer to clients, please explain whether these are individuals paying premiums and/or commissions to you or others, and clarify the extent to which clients used as a capitalized defined term are different from clients used elsewhere, such as "our client base" and "client satisfaction" on page 2. Please also avoid or clarify jargon and legalistic terms, for example TWFG "partners" and "carrier partners" if these do not describe legal partnerships.

3. Additionally, we note that throughout the prospectus you refer to your insurance agents. Please clarify, if true, that none of the insurance agents operating in your branches are employees of your company or your subsidiaries. Otherwise, please revise to quantify the number of insurance agents you employ.

4. We note the statements (1) on page iv that TWFG MGA Agencies do not include TWFG branding and (2) on page 41 that you collect premiums in "certain cases." We also note that your website allows persons to find what appear to be small, TWFG agencies by searching with a zip code. With a view to clarifying disclosure, advise us whether "branding" is restricted to agencies that are presented as TWFG agencies on your website. Are corporate agencies the only ones on your website, or do they also include "Agency-in-a-Box" or other agencies? Do you collect premiums only through corporate agencies or from other agency clients? In your revised disclosure, clarify if "platform" refers exclusively to your website or to other channels or arrangements with your contractual parties or end consumers.

5. We note the extensive definitions appearing between the Cover Page and the Summary. Please move pages ii-iv to after the Summary. Additionally, where you first use MGA, please describe your typical MGA independent agency and provide an explanation in plain language understandable to the average investor how MGA is differentiated from Agency-in-a-Box, corporate agencies and agencies that include TWFG branding.

6. We note your statement on pages 3 and 109 that you believe you are one of the largest independent insurance agencies focused primarily on personal lines. Please disclose your basis for this statement. Additionally, please clarify if you mean you are one of the largest independent insurance agencies in a specific state, in all states where you operate, or otherwise as applicable.

7. We note your disclosure regarding geographic diversity here and elsewhere in your prospectus. We also note your risk factor on page 38 disclosing that a significant portion of your business is concentrated in Texas, California, and Louisiana. Where you highlight your geographic diversity, please balance your statement by disclosing your business concentration in certain states, identifying such states. Additionally, where appropriate, please discuss the ways in which this risk is managed.

8. Please revise the text accompanying the map on page 5, the last risk factor on page 38 and where appropriate to provide quantitative disclosure of the approximate percentages of your business concentrated in Texas, California and Louisiana and any other states with concentration.

9. Please revise page eight to explain what you mean by "insurance carriers delegate the authority to bind a policy to us within negotiated limits and criteria." We also note the reference on page eight to TWFG Agencies selling their Books of Business to you. Please revise to clarify where purchased accounts are placed, for example with Corporate Branches or elsewhere.

Our Business, page 3

10. We note disclosure that you operate through two primary offerings, identified as Insurance Services and TWFG's managing general agency ("TWFG MGA"). Please revise your filing to separately disclose the revenues earned from the "Agency-in-a-Box" branches and your Corporate Branches as well as the MGA offerings for each period presented.

11. We note your disclosure addressing how commissions and related expenses are handled with "Agency-in-a-Box" branches; however, please revise your filing to also provide a similar discussion which addresses the Corporate Branches and TWFG MGA. Also, disclose the percentage of commission revenues recognized from each source during the periods presented.

12. We note disclosure on page four that in January 2024 you acquired nine Branches and converted them into Corporate Branches. Please revise to address when the prior five Branches were acquired. Additionally, please revise your filing to discuss your Corporate Branch growth strategy, how you determine whether to purchase a Branch and convert it into a Corporate Branch, disclose the costs incurred to acquire the Corporate Branches and quantify the actual and expected financial statement impact of these acquisitions and subsequent conversion on your operations and financial position of the company including liquidity requirements.

Summary of Risk Factors, page 13

13. It appears your Summary of Risk Factors should address the condition that your total consolidated debt is collateralized by substantially all of your assets including rights to future commissions and that, as discussed in the last risk on page 44, the specified changes in ownership could result in a change of control default under your Credit Agreements. Please revise or advise us why you believe this disclosure is not material.

Summary of Historical and Pro Forma Financial and Other Data
Key Performance Indicators, page 27

14. Please revise to also disclose the total written premiums for both personal and commercial insurance during the periods presented.

Organic Revenue and Organic Revenue Growth, page 28

15.   Please revise to specifically disclose each of the individual components considered in the determination of "organic revenue" for the year ended December 31, 2021, which was utilized in determining the "organic revenue growth" recognized for the year ended December 31, 2022.

An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations, page 30

16.   Please discuss here and where appropriate whether your business and results of operations have been materially affected by the factors listed in this risk factor, such as the recent resurgence of inflation and expected interest rate increases. For example, you state that rising inflation and interest rates could shift demand for services, which could negatively affect the amount of business you are able to obtain. Please clarify the extent to which the recent significant increase in inflation and interest rates materially affected your results of operations or margins.

We derive a significant portion of our insurance carrier capacity from a limited number of insurance carriers., page 32

17.   We note your disclosure that four insurance carriers accounted for 38.8% of your Total Written Premium for the year ended December 31, 2022. Please tell us if any single insurance carrier accounted for a substantial portion of your revenues. If so, please disclose who these insurance carriers are or provide us with the analysis of why you believe this information is not material to investors. As information for the year ended December 31, 2023 is available, please make conforming disclosures.

We have debt outstanding that could adversely affect our financial flexibility and the ability to borrow, page 44

18.   Please revise to identify and quantify the key ratios and covenants you are subject to under debt agreements, including the two coverage ratios identified on page 100. Additionally, please disclose the current status of your debt under the Revolving Credit Agreement and Credit Agreements.

We rely on the efficient, uninterrupted, and secure operation of complex information technology systems and networks, page 54

19.   We note that you first became aware that you might have experienced a cyberattack, and subsequently confirmed through an investigation that you did experience a cyberattack, in August 2023. Please revise where appropriate to disclose the nature of your board of director's role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board's leadership structure.

Risks relating to ownership of our Class A common stock and this offering, page 63

20.   Please revise to quantify the "significant percentage" of common stock Bunch Holdings can hold while still being able to significantly influence your business. Clarify the circumstances when transfers of Class C common stock retain and lose the high-vote provision.

Use of Proceeds, page 78

21.   We note that you intend to use the net proceeds for, among other uses, potential strategic acquisitions of, or investments in, other business or technologies. Please disclose the identity of such business, if known, or, if not known, the nature of the business to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business.

Management's Discussion and Analysis, page 92

22.   We note blanks throughout this section and the explanatory note preceding the Cover Page about omitted information. We may have comments regarding information to be provided. In this regard, we note you identify some macroeconomic trends on page 94 and identify "soft" and "hard" markets on page 32 when discussing how you may be impacted by cyclicality in the insurance market. Your revised overview disclosure on page 94 and the period-to-period analysis disclosures beginning on page 96 should clarify the historical, current and expected markets and their actual and reasonably likely material impacts on your financial condition and results of operations.

Overview, page 92

23.   We note disclosure on page 94 of your two asset acquisitions and five asset acquisitions completed in 2022 and 2023, respectively. We also note that through these asset acquisitions, you have acquired agencies, books of business, MGAs insurance networks and renewal rights across a range of specialties and geographies. Please revise to disclose how you accounted for each of these acquisitions clearly addressing how each of the individual components of the asset acquisitions were valued, and the impact these acquisitions have had on your operating results and financial position for each of the periods presented.

24.   Please revise to provide a discussion which identifies the number of "Agency-in-a-Box" branches, Corporate Branches, and MGA Agencies for each period presented along with a discussion of how the year-over-year changes have impacted your operating results and financial position of the Company.

Commission Income, page 95

25.   Please revise here or elsewhere as appropriate to describe the commission structure you typically maintain with insurance carriers.

<u>Consolidated Results of Operations, page 96</u>

26.   Please revise to disclose and discuss the commission income recognized from "Agency-in-a Box" branches, Corporate Branches and TWFG MGA during each the periods presented.

27.   Please revise to disclose and discuss each of the different types of fee income, specialty policy fees, branch fees, license fees and third-party administrator fees recognized in each of the periods presented.

28.   Please revise to separately disclose and discuss the commission fees paid to "Agency-in-a-Box" branches, Corporate Branches and MGA Agencies during the periods presented.

<u>Key Performance Indicators, page 97</u>

29.   We note you identify total written premium as your only key performance indicator and believe it is a useful metric because it is the underlying driver of the majority of your revenue. Please revise the relevant sections of your filing to disaggregate total written premiums (for both personal and commercial insurance) by those obtained from your "Agency-in-a-Box," Corporate Branches, and from TWFG MGA along with the reason(s) for the period-over-period changes to total written premium for each period presented.

<u>Business, page 107</u>

30.   We note the statement on pages three and 107 that you believe you are one of the largest independent insurance agencies focused primarily on personal lines. Please revise to clarify the basis for this statement, for example, whether it is based on the amount of revenues, the number of agents or otherwise.

<u>Business</u>
<u>Company Review, page 107</u>

31.   Please revise to provide a discussion of the premium financing business which is operated through the IPFS Corporation, ensuring that it also addresses the impact on the operating results and financial position of the Company for the periods presented.

<u>Competition, page 124</u>

32.   We note the statement on pages one, 92 and 107 that you are "pioneers" and a leading independent distribution platform with advantages over traditional distribution models. Please revise page 124 to address competition among other independent distributions platforms and revise Summary, Management's Discussion and Analysis and Business to explain for the average investor how your independent distribution platform differs from a traditional distribution model.

Certain Relationships and Related Party Transactions, page 136

33.   Please revise your disclosure in this section to include all disclosure required by Item 404 of Regulation S-K. For example, disclose:
    •   the name of each related party and the basis on which the named person is a related party. Refer to Item 404(a)(1) of Regulation S-K;
    •   all material terms of the agreements and arrangements. For example, you do not disclose the terms for the "monthly management fee" to TWICO or EVO. As another non-exclusive example, you do not disclose the fee structure for the enterprise license agreements with EVO; and
    •   all related party transactions responsive to the item requirement. In this regard, we note references on page F-20 to AIS and the statement that you consider AIS a related party.

Lease Agreement, page 136

34.   Please advise us of the entity with which you expect to enter into a new long-term lease agreement in 2024 and confirm you will file the agreement as an exhibit.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Restricted Cash, page F-12

35.   Please revise to disclose the amount of short-term high quality securities held by the Company at each period end presented. Further, disclose where these investments are reflected in the financial statements.

36.   Please revise to address the reasons for carrier liabilities exceeding the amount of restricted cash at December 31, 2022, given that they appear to be related to the similar services performed.

Fair Value Measurements, page F-14

37.   Please revise to disclose your accounting policy for commissions payable.

Note 3. Revenue, page F-16

38.   Please revise to provide an aging analysis of the commissions receivable for the periods presented.

Exhibits

39.   Please file a form of agreement for your MGA programs with insurance carriers. Please file other material agreements, including the intercompany services and cost allocation agreement and managing general agency and claims agreement with TWICO.

General

40. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Madeleine Mateo at (202) 551-3465 to discuss how to submit the materials, if any, to us for our review.

41. We note your disclosure on page 68 that you may invest client and insurance carrier premiums and surplus line taxes in short-term high-quality securities. We also note your disclosure on page 73 that you maintain cash and investment balances. Please add the following disclosures:

- Describe your investment strategy and, if applicable, how your strategy differs from a traditional fixed-income investment strategy in your Summary and Business sections.
- As applicable, disclose in the appropriate sections the impacts of macroeconomic conditions, such as interest rates, foreign currency exchange rates, conditions in the debt and equity markets and market volatility, as well as risks associated with asset classes that comprise your investment portfolio.
- In your Business section, break down the investment portfolio by composition of investment grade and non-investment grade assets, further broken down by asset class and assigned credit rating. These figures should be provided by dollar amount and the percentage of your portfolio.
- In your Business section, disclose the material terms of any investment management agreements currently in place, including the identities of the parties to the agreement, the compensation structure with and historical fees paid to the investment manager(s), any minimum amount of assets required to be covered under the agreement, and term and termination provisions. Please file the material agreements as exhibits.

42. We note the offering will be conducted through an Up-C structure and the LLC Units held by the Pre-IPO LLC Members and New Members will be exchanged into Class A common stock, Class B common stock, and Class C common stock in the manner described in your prospectus. Please disclose, if material, any economic differences or potential economic differences between the common stock and the LLC Units and the risks that such differences pose to potential investors.

43. We note your references to the tax advantages of the "Up-C" structure. Provide disclosure clarifying the reasons for organizing the post-IPO entity in an UP-C structure, explaining the different intended tax benefits for each of the public company (and how they are achieved) and the existing owners, and stating whether you contemplated other alternative structures and, if not, why not. Please ensure the explanatory disclosure is understandable to the average investor. Conflicts of interest and disproportionate benefits relevant to public investors should be highlighted in Risk Factors, for example in the Risk Factor

beginning on page 61.

44.   We note the directed share program referenced on page 23. Please clarify the "certain other persons associated with us" and indicate whether the directed share program shares will be subject to a lock up agreement.

45.   We note the high-vote common stock to be held by the controlling shareholder and that you will be a controlled company. Please advise us if Bunch Holdings or Mr. Bunch will effectively have managerial control over the operations of TWFG Holding Company, LLC.

Please contact John Spitz at 202-551-3484 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance